May 23, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2025
File No. 333-285997

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 21, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations,, page 43

1.	You disclose on page 46 that revenue decreased for the three months ended March 31, 2025 as compared to March 31, 2024 due to no contract awarded for online advertisement and along with a drop in all other service lines “as the company shifts its focus into ticketing sales.” Please elaborate on your change in strategy to focus on ticket sales and if you expect your other services lines to continue to decrease.

Response: In response to the Staff’s comment, the Company has amended the relevant amendments on page 46 of the Amendment.

Financial Statements for the Years Ended December 31, 2024 and 2023

Note 15 - Segment Information, page F-27

2.	We note your revised segment disclosure at page F-27 states that your CODM reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. However, your segment disclosure for the interim period ending March 31, 2025 indicates that your CODM uses revenues to perform these same functions. Considering that you disclose a single reportable segment managed on a consolidated basis, we would expect the required measure of segment profit or loss to be consolidated net income. Please revise your disclosure or tell us why you do not view consolidated net income as the segment measure of profit or loss used by your CODM. Refer to FASB ASC 280-10- 50-29(f).

Response: In response to the Staff’s comment, the Company has updated the relevant disclosure on pages F-27 and F-52 of the Amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto